EXHIBIT 8

January 27, 2002


J Acquisition Corp.
900 Third Avenue
26th Floor
New York, New York  10022

Re: Junior Subordinated Debt Commitment

Gentlemen:

                     Reference is made to that certain Agreement and Plan of Merger (the "Agreement"), dated as of the date hereof, by and between J Holdings Corp., a Delaware corporation ("Parent"), J Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent (the "Borrower"), and Jenny Craig, Inc., a Delaware corporation (the "Company"), which agreement contemplates the acquisition by Parent of 100% of the outstanding shares of the Company (such acquisition, together with agreements related thereto or contemplated thereby, representing the "Transaction"). In connection therewith and in order to finance in part the Transaction, ACI Capital Co., Inc. (the "Lender") is pleased to advise you that it hereby commits to provide the Borrower with a Junior Subordinated Debt Financing in an aggregate principal amount of $9 million (the "Subdebt Financing"). The obligations of the Borrower under the Subdebt Financing will be secured by a second priority lien on, and security interest in, substantially all assets of the Borrower (it being understood that the Company will become the Borrower upon consummation of the Acquisition), the Parent and all domestic subsidiaries of the Borrower, in each case subject to such exclusions as the Lender (in its sole and absolute discretion) may agree. The Lender's commitment to provide the Subdebt Financing is subject in all respects to satisfaction of the terms and conditions contained in this commitment letter and in the Outline of Terms and Conditions attached hereto as Exhibit A (the "Term Sheet").

                     The Borrower acknowledges that the Term Sheet is intended as an outline only and does not purport to summarize all the conditions, covenants, representations, warranties and other provisions which would be contained in definitive legal documentation for the Subdebt Financing. The loan documentation for the Subdebt Financing will include, in addition to the provisions that are summarized in this commitment letter and the Term Sheet, provisions that, in the reasonable opinion of the Lender, are customary or typical for this type of financing transaction and other provisions that the Lender reasonably requires in the context of the proposed transaction.


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                     The Lender's commitment to provide the Subdebt Financing is subject to (i) the negotiation, execution and delivery of definitive loan documentation in form and substance satisfactory to the Lender, the Borrower and their respective counsel, (ii) the satisfaction of the conditions precedent to the closing of the Transaction set forth in Sections 6.1 and 6.3 (other than Section 6.3(c) of the Agreement), (iii) all conditions precedent to the obligation of the Senior Lender (as defined in the Agreement) to consummate the Senior Financing (as defined in the Agreement) having been met and the Senior Lender shall intend to and shall be willing and prepared to consummate the Senior Financing, in each case other than with respect to any conditions relating to the debt capital investment contemplated by this commitment letter, the debt capital commitment letter of DB Capital Investors, L.P. of even date herewith or the equity capital commitment letter of SJF Enterprises, Inc., of even date herewith, and (iv) satisfaction of the conditions as set forth in the Term Sheet.

                     The offer made by the Lender in this commitment letter is contingent upon execution of the Agreement, and should the Agreement be executed, the commitment by Lender to provide the Subdebt Financing shall expire immediately upon the earlier of (i) the termination of the Agreement and (ii) the Expiration Date (as defined in the Agreement), as may be extended in accordance with the terms of the Agreement.

                     Should the terms and conditions of the offer contained herein meet with your approval, please indicate your acceptance by signing and returning a copy of this commitment letter to the Lender.

                     This commitment letter, including the attached Term Sheet
(i) supersedes all prior discussions, agreements, commitments, arrangements, negotiations or understandings, whether oral or written, of the parties with respect to the subject matter hereof and thereof, (ii) shall be governed by the law of the State of New York, (iii) shall be binding upon the parties and their respective successors and assigns, (iv) may not be relied upon or enforced by any other person or entity other than the parties hereto and Parent, and (v) may be signed in multiple counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument. If this commitment letter becomes the subject of a dispute, each of the parties hereto hereby waives trial by jury. This commitment letter may be amended, modified or waived only in a writing signed by the parties hereto.





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Please confirm that the foregoing is in accordance with your understanding by signing and returning to the Lender the enclosed copy of this Commitment Letter on or before the close of business on the date hereof, whereupon this Commitment Letter shall become a binding agreement between us.


                                     Very truly yours,

                                     ACI CAPITAL CO., INC.

                                     By: /s/ Kevin S. Penn
                                         ------------------------------------
                                         Name: Kevin S. Penn
                                         Title: Managing Director




Agreed and accepted on this
27th day of January, 2002:


J ACQUISITION CORP.

By: /s/ Kevin S. Penn
    ---------------------------------
    Name: Kevin S. Penn
    Title:President







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